As filed with the Securities and Exchange
Commission on September 28, 2005

Registration No. 333-92000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 11	[X]
AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Select★Life Variable Account
(Exact Name of Registrant)

ReliaStar Life Insurance Company
(Name of Depositor)

20 Washington Avenue So.
Minneapolis, MN 55401
(Address of Depositor's Principal Executive Offices) (Zip Code)

(612) 372-5507
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, CT 06l56
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel

ING Americas (U.S. Legal Services)

151 Farmington Avenue, TS31, Hartford, CT 06156

Approximate date of proposed public offering: Continuous.

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on September 30, 2005, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

The Prospectus, as supplemented, dated April 29, 2005, is incorporated into Part A of this Post-Effective Amendment No. 11 to Registration Statement on Form N-6 (File No. 333-92000) by reference to Registrant's filings under Rules 497(c), as filed on May 2, 2005; 497(e) as filed on July 8, 2005, July 29, 2005, and August 22, 2005; and 485(a) as filed on August 3, 2005 (File No. 333-92000).

ING PROTECTOR ELITE

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company
and its
Select★Life Variable Account

Supplement dated September 30, 2005, to the Prospectus dated April 29, 2005

This supplement adds certain information to and amends certain information contained in the prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your prospectus for future reference.

_____

The "Transaction Fees and Charges" table beginning on page 8 of the prospectus is hereby amended to include the following:

Charge	When Deducted	Amount Deducted
Overloan Lapse Protection Rider	• On the monthly processing date on or next following the date we receive your request to exercise the rider benefit.	• 3.50% of the policy value.*

*   Your policy value is the sum of your holdings in the fixed account, the variable account and the loan account.

The "Transfer Charge" section on page 27 of the prospectus is hereby deleted in its entirety and replaced with the following:

Transfer Charge. We currently do not assess a charge for transfers between any of the investment options. We reserve the right, however, to charge up to $25 for each transfer. Transfers associated with policy loans, the dollar cost averaging or automatic rebalancing programs, exercise of the Overloan Lapse Protection Rider benefit, exercise of conversion rights or made in response to our notice to you that the optional Enhanced Death Benefit Guarantee Rider will terminate because your policy is not sufficiently diversified will not count as transfers when calculating any applicable transfer charge.

This charge helps offset the expenses we incur when processing transfers.

The "Automatic Rider Benefits" section beginning on page 42 of the prospectus is hereby amended to include the following:

Overloan Lapse Protection Rider. The Overloan Lapse Protection Rider is a benefit which guarantees that your policy will not lapse even if your surrender value or net policy value, as applicable, is not enough to pay the periodic fees and charges when due. This rider may help you avoid tax consequences resulting from your policy lapsing with a loan outstanding. **See *Distributions Other than Death Benefits*, page 55.**

You may exercise this rider by written request if all of the following conditions are met:
- You elected to have your policy meet the requirements of the guideline premium test **(see Death Benefit Qualification Tests, page 32)**;
- At least 15 policy years have elapsed since your policy date;
- You are at least age 75;
- Your loan account value is equal to or greater than the amount of insurance coverage selected under the base policy plus the amount of Term Insurance Rider coverage, if any;
- Your loan account value less any unearned loan interest does not exceed your policy value less the transaction charge for this rider **(see Loan Account Value, page 46; see also Loan Interest, page 46)**;
- Exercise of this rider does not cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code **(see Modified Endowment Contracts, page 56);** and
- Exercise of this rider does not cause your policy to violate the statutory premium limits allowed under the guideline premium test **(see Guideline Premium Test, page 33)**.

We will notify you if you meet all of these conditions and explain the consequences of choosing to exercise this rider.

You should consider the following consequences when deciding whether to exercise the Overloan Lapse Protection Rider:
- On the monthly processing date on or next following the date we receive your request to exercise this rider:
  - ▷ We will assess a one time transaction charge. This charge equals 3.50% of your policy value **(see Transaction Fees and Charges table above)**;
  - ▷ If another death benefit option is in effect, the death benefit option will automatically be changed to death benefit Option 1 **(see Death Benefit Options, page 33)**;
  - ▷ Amounts allocated to the subaccounts of the variable account will be transferred to the fixed account;
  - ▷ All optional benefit riders will be terminated; and
  - ▷ The amount of insurance coverage after exercise of this rider will equal your policy value (less the transaction charge) multiplied by the appropriate guideline premium test factor described in Appendix A to the prospectus.
- Insurance coverage under your policy will continue in force, subject to the following limitations and restrictions:
  - ▷ We will continue to deduct monthly periodic fees and charges (other than the Mortality and Expense Risk charge which will no longer apply);
  - ▷ You may not make any further premium payments;
  - ▷ Any unpaid loan interest will be added to your loan account balance;
  - ▷ You may not make any future transfers from the fixed account to the subaccounts of the variable account;
  - ▷ You may not add any additional benefits by rider in the future; and
  - ▷ You may not increase or decrease the amount of insurance coverage, change the death benefit option or make any partial withdrawals.

This rider is available on new policies issued on or after the later of November 21, 2005, or the date the rider is approved in your state. This benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

The "Changing Death Benefit Options" section on page 34 of the prospectus is hereby amended to add the following:

If your death benefit option is changed to Option 1 because you exercised the Overloan Lapse Protection Rider, notwithstanding any other information in this section your insurance coverage following the change will equal your policy value immediately before the change minus the Overloan Lapse Protection Rider charge with the difference multiplied by the appropriate guideline premium test factor described in Appendix A.

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information, dated April 29, 2005, is incorporated into Part B of this Post-Effective Amendment No. 11 to Registration Statement on Form N-6 (File No. 333-92000) by reference to Registrant's filing under Rule 497(c), as filed on May 2, 2005, (File No. 333-92000).

PART C
OTHER INFORMATION

Item 26   Exhibits

(a)   Resolutions of Board of Directors of Northwestern National Life Insurance Company ("NWNL") establishing the Select★Life Variable Account. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Not Applicable.

(c)   (1)   Amendment to Distribution Services Agreement dated March 7, 2002 between ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration on Form N-6, File No. 333-105319, as filed on April 17, 2003.)

             (2)   ReliaStar Life Insurance Company Distribution Agreement between ReliaStar Life Insurance Company and ING America Equities, Inc. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

             (3)   Specimen Selling Agreements. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

             (4)   Specimen ING America Equities, Inc. Selling Agreement. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

             (5)   Schedules for Sales Commissions. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, File No. 333-69431, as filed on April 24, 2002.)

(d)   (1)   Specimen Policy. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (2)   Accelerated Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

             (3)   Children's Insurance Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

             (4)   Additional Insured Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (5)   Insured's Cost of Living Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

             (6)   Waiver of Monthly Deduction Rider (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (7)   Accidental Death Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (8)   Waiver of Specified Premium Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (9)   Term Insurance Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (10)   Extended Death Benefit Guarantee Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (11)   Policy Illustration. (Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-92000, as filed on September 19, 2002.)

             (12)   Lifetime Guarantee Death Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

             (13)   Full Death Benefit Rider. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-92000, as filed on July 3, 2002.)

             (14)   Guaranteed Minimum Death Benefit Rider. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-92000, as filed on September 8, 2003.)

             (15)   Overloan Lapse Protection Rider. (Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on form N-6, File No. 333-92000, as filed on August 3, 2005.)

(e)   (1)   Revised Policy Application Form. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-69431, as filed on December 22, 1998.)

(2)   Supplement to Life Insurance Application. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 17, 2003.)

(f)   (1)   Amended Articles of Incorporation of ReliaStar Life. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(2)   Amended By-Laws of ReliaStar Life. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(g)   Not Applicable.

(h)   (1)   (a)   Participation Agreement dated as of March 27, 2002 by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., A I M Distributors, Inc. and WSSI. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b)   Form of Amendment No. 1 to Participation Agreement by and among ReliaStar Life Insurance Company, AIM Variable Insurance Products Fund, Inc., AIM Distributors, Inc. and WSSI. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

(c)   Amendment No. 2 to Participation Agreement by and among Reliastar Life Insurance Company, on behalf of itself and its separate accounts, AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and ING America Equities, Inc. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(d)   Administrative Services Agreement dated as of March 27, 2000 by and between ReliaStar Life Insurance Company, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York and A I M Advisers, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No.333-105319, as filed on November 24, 2003.)

(2)   (a)   Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger and Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b)   Amendment dated as of March 28, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c)   Amendment dated as of October 11, 2000 to the Participation Agreement by and between ReliaStar Life Insurance Company, The Alger American Fund and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d)   Amendment dated as of September 29, 2003 to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e)   Service Agreement by and between ReliaStar Life Insurance Company and Fred Alger Management, Inc. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(3)   (a)   Fund Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(b)   Business Agreement by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(4)   (a)   Participation Agreement dated as of March 16, 1988 by and among Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation and Amendments Nos. 1-8. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b)   Amendment dated as of July 24, 1997 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c)   Amendment No. 10 to Participation Agreement by and among ReliaStar Life Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d)   Amendment No. 11 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(e)   Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(f)   Amendment No. 13 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(g)   Participation Agreement dated as of January 1, 1991 by and among Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation and Amendments Nos. 1-7. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(h)   Amendment dated as of July 24, 1997 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(i)   Amendment No. 9 to Participation Agreement with Fidelity's Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(j)   Amendment No. 10 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(k)   Amendment No. 11 to Participation Agreement by and among the ReliaStar Life Insurance Company, Fidelity Variable Insurance Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(l)   Amendment No. 12 to Participation Agreement by and among ReliaStar Life Insurance Company, Fidelity Variable Products Fund II and Fidelity Distributors Corporation. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)

(m)   Service Agreement dated January 1, 1997 by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(n)   Amendment effective as of April 1, 1999 to Service Agreement by and between ReliaStar Life Insurance Company and Fidelity Investments Institutional Operations Company, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(o)   Service Contract dated April 25, 1997 by and between Fidelity Distributors Corporation and Washington Square Securities, Inc.. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(p)   Amendment dated April 1, 1999 to Service Contract by and between Fidelity Distributors Corporation and Washington Square Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(5)   (a)   Participation Agreement between ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

     (b)   Amendment effective as of July 15, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(6)   (a)   Participation Agreement among the GCG Trust and ReliaStar Life Insurance Company and Directed Services, Inc. (Incorporated by Reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6, File Number 333-105319, as filed on July 17, 2003.)

(7)   (a)   Participation Agreement dated as of December 6, 2001 by and among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company, Aetna Investment Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

     (b)   Amendment dated as of March 26, 2002 to Participation Agreement by and among Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002), Aetna Investment Services, LLC (to be renamed ING Financial Adviser, LLC effective May 1, 2002) and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

     (c)   Amendment dated as of October 1, 2002 to Participation Agreement dated as of December 6, 2001 among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance and Annuity Company. (Incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form N-4, 333-100207, for Separate Account N of ReliaStar Life Insurance Company, as filed on October 24, 2002.)

     (d)   Amendment dated as of May 1, 2003 to Participation Agreement dated as of December 6, 2001 by and between ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(e) Service Agreement effective as of December 6, 2001 by and between ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(f) Shareholder Servicing Agreement dated as of December 6, 2001 by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. in respect of the Service Class Shares of its Portfolios. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(g) Amendment dated as of March 26,2002 to the Shareholder Servicing Agreement by and between ReliaStar Life Insurance Company and Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) in respect of the Service Class Shares of its Portfolio. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(h) Amendment dated as of May 1, 2003 to Shareholder Servicing Agreement (Service Shares) dated as of December 6, 2001 by and between ING Partners, Inc. and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, 333-92000, as filed on April 17, 2003.)

(8) (a) Participation Agreement dated as of May 1, 2001 between ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-47094, as filed on September 17, 2002.)

(b) Amendment effective as of October 1, 2002 to Participation Agreement between ReliaStar Life Insurance Company, ING Variable Portfolios Inc. and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(c) Amendment effective as of July 15, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(9) (a) Participation Agreement dated May 1, 2001, by and between ReliaStar Life Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment dated as of August 30, 2002 to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc. (Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-6, File No. 33-69892, as filed on October 11, 2002.)

(c) Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, LLC. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 33-57244, as filed on February 9, 2004.)

(d) Form of Amendment to Participation Agreement by and among ReliaStar Life Insurance Company, ING Variable Products Trust and ING Funds Distributor, Inc.

(e) Administrative and Shareholder Services Agreement dated as of May 1, 2001 by and between ING Pilgrim Group, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(f) Amendment to Administrative and Shareholder Service Agreement dated as of August 30, 2002 by and between ING Funds Services, LLC and ReliaStar Life Insurance Company. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-6, 333-92000, as filed on January 30, 2003.)

(10) (a) Participation Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment to Participation Agreement by and between ReliaStar Life Insurance Company and Janus Aspen Series. (Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 69431, as filed on April 14, 2000.)

(c) Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment, effective July 1, 2002, to Letter Agreement dated August 8, 1997 between ReliaStar Life Insurance Company and Janus Capital Corporation. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6, 333-69431, as filed on April 24, 2002.)

(11) (a) Participation Agreement dated as of August 8, 1997 by and between ReliaStar Life Insurance Company, Neuberger&Berman Advisers Management Trust and Neuberger&Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(b) Amendment No. 1 dated as of February 1, 1999 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(c) Addendum dated as of May 1, 2000 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)

(d) Amendment dated as of April 1, 2003 to Participation Agreement by and among ReliaStar Life Insurance Company, Neuberger Berman Advisers Management Trust and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(e) Letter Agreement dated as of July 28, 1997 by and between ReliaStar Life Insurance Company and Neuberger Berman Management Incorporated. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(f) Amendment dated as of April 1, 2003 to the Administrative Services Agreement by and between ReliaStar Life Insurance Company and Neuberger Berman Management Inc. (Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-6, File No. 33-57244, as filed on December 12, 2003.)

(12) (a) Participation Agreement by and between ReliaStar Life Insurance Company, OCC Accumulation Trust and OCC Distributors, dated August 8, 1997. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(b) Letter Agreement dated August 8, 1997 by and between ReliaStar Life Insurance Company and OpCap Advisors. (Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form S-6, File No. 2-95392, as filed on August 4, 1997.)

(13) (a) Participation Agreement by and among Pioneer Variable Contracts Trust, ReliaStar Life Insurance Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated by reference to Initial Registration Statement on Form S-6, 333-92000, as filed on July 3, 2002.)

(14) (a) Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. and Amendments Nos. 1-2. (Incorporated by reference to Initial Registration Statement on Form S-6EL24, File No. 333-18517, as filed on December 23, 1996.)

(b) Amendment No. 3 to Participation Agreement with Putnam Capital Manager Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Initial Registration on Form S-6, File No. 333-47094, as filed on September 29, 2000.)

<table>
<tr><td>(c)</td><td>Amendment No. 4 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Mutual Funds Corp. (Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6, File No. 333-105319, as filed on November 24, 2003.)</td></tr>
<tr><td>(d)</td><td>Amendment No. 5 to Participation Agreement by and among ReliaStar Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form N-6, File No. 333-105319, as filed on April 15, 2004.)</td></tr>
</table>

(i)   Not Applicable.

(j)   Not Applicable

(k)   Opinion and Consent of Counsel. (Incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement on Form N-6, File No. 333-92000, as filed on April 8, 2005.)

(l)   Not Applicable.

(m)   Not Applicable.

(n)   Consent of Independent Registered Public Accounting Firm.

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney. (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account 1 (File No. 333-117617), as filed on September 28, 2005.)

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
Robert W. Crispin, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Investments
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
Shaun P. Mathews, 151 Farmington Avenue, Hartford, CT 06156	Senior Vice President
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Roger W. Fisher, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005.	Vice President and Chief Compliance Officer
Craig A. Krogstad, 111 Washington Avenue S, Minneapolis, MN 55401	Vice President and Actuary
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary

Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Vice President
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Cherie T. J. Goosen, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 9 to Registration Statement on Form N-6 for ReliaStar Life Insurance Company of New York Variable Life Separate Account I of ReliaStar Life Insurance Company of New York (File No. 333-47527), as filed on April 7, 2005.

Item 29   Indemnification

Under its Bylaws, Section 5.01, ReliaStar Life Insurance Company ("ReliaStar Life") indemnifies, to the full extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors and administrators of such person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, wherever brought, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ReliaStar Life, or is or was serving at the request of ReliaStar Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ReliaStar Life pursuant to such provisions of the bylaws or statutes or otherwise, ReliaStar Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ReliaStar Life of expenses incurred or paid by a director or officer or controlling person of ReliaStar Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of ReliaStar Life in connection with the securities being registered, ReliaStar Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who was a director of the corporation. Consistent with the laws of the State of Minnesota, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has a controlling interest of 50% or more. This would encompass the Principal Underwriter as well as the Depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section XVIII of the ReliaStar Life Insurance Company Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity.* ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and Security Life of Denver Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Director, President and Chief Executive Officer
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Mark A. Smith, 2001 21st Avenue NW, Minot, ND 58703	Director and Vice President
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Paula Cludray-Engelke, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Eric G. Banta, 1290 Broadway, Denver, CO 80203	Assistant Secretary

(c)   *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2002 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.				$31,102,593

*   Includes payments to agents/registered representatives, broker/dealers and regional managers/brokerage general agents; bonuses; and payments to ING Financial Partners, Inc. as a marketing allowance.

Item 31   Location of Accounts and Records

Accounts and records are maintained by ReliaStar Life Insurance Company at 20 Washington Ave South, Minneapolis, MN 55401 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327. 20 Washington Avenue South, Minneapolis, MN 55401.

Item 32   Management Services

None.

Item 33   Fee Representations

ReliaStar Life Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by ReliaStar Life Insurance Company under the policies. ReliaStar Life Insurance Company bases this representation on its assessment of such factors such as the nature and extent of the such services, expenses and risks, the need for the ReliaStar Life Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Select ★Life Variable Account, certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 11 to this Registration Statement on Form N-6 (File No. 333-92000) to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford and State of Connecticut on the 28th day of September, 2005.

SELECT★LIFE VARIABLE ACCOUNT
(Registrant)

By: RELIASTAR LIFE INSURANCE COMPANY
(Depositor)

By: /s/ Donald W. Britton*
        Donald W. Britton
        President
        (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 11 has been signed below by the following persons in the capacities indicated and on the date indicated.

Signature	Title	Date
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	
/s/ Jacques de Vaucleroy* Jacques de Vaucleroy	Director	September 28, 2005
/s/ Catherine H. Smith* Catherine H. Smith	Director	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal financial officer)	
/s/ Roger W. Fisher* Roger W. Fisher	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
        J. Neil McMurdie
        *Attorney-in-Fact

SELECT★LIFE VARIABLE ACCOUNT
EXHIBIT INDEX

Exhibit No.   Exhibit

26-(h)(9)(d)   Form of Amendment to Participation Agreement by and among ReliaStar Life
                       Insurance Company, ING Variable Products Trust and ING Funds Distributor

26-(n)   Consent of Independent Registered Public Accounting Firm